2/3/04 1/30/04

04001336

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JAN 29 2004 WASH. D.C.

SEC FILE NUMBER
8-65205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/14/01 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casey Professional Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, Suite 462
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michele Hassid 415-499-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eckhoff Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

145 N. Redwood Drive	San Rafael	CA	94903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 04 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Casey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casey Professional Services, Inc., as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Title

Subscribed and sworn to (or affirmed) before me this 27th day of JANUARY, 2004 at Novato, Marin County, California

Notary Public

OFFICIAL SEAL - 1407964
SEAN McLAUGHLIN
NOTARY PUBLIC - CALIF.
COUNTY OF MARIN
My Comm. Exp. March 28, 2007
NCR-1

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASEY PROFESSIONAL SERVICES, INC.

FINANCIAL STATEMENTS

Year Ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002

CASEY PROFESSIONAL SERVICES, INC.

Table of Contents

Eckhoff Accountancy Corporation

Empowered professionals meeting client challenges

145 North Redwood Drive
P.O. Box 6088
San Rafael, California 94903-0088
(415) 499-9400 · FAX (415) 499-1408
cpas@eckhoff.com

Independent Auditors' Report

To the Board of Directors
Casey Professional Services, Inc.

We have audited the accompanying statements of financial condition of Casey Professional Services, Inc. (a California corporation) as of October 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casey Professional Services, Inc. as of October 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended October 31, 2003, and from November 14, 2001 (date of inception) to October 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II and III is presented for purposes of additional analysis as required by Rule 17a-5 under the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eckhoff Accountancy Corporation

San Rafael, California
January 14, 2004

CASEY PROFESSIONAL SERVICES, INC.

Statements of Financial Condition
October 31, 2003 and 2002

Assets

	2003	2002
Cash and cash equivalents	$ 240,975	$ 133,603
Accounts receivable, net	280,275	345,831
Accounts receivable - affiliate	432	68
Notes receivable - affiliate	80,000	-
Interest receivable - affiliate	798	-
Clearing firm deposits	17,255	-
Prepaid expenses	30,426	-
Property and equipment, net	161,678	155,857
Deposits	1,053	1,053
Total Assets	$ 812,892	$ 636,412

Liabilities and Stockholder's Equity

	2003	2002
Accounts payable - trade	$ 77,024	$ 72,269
Accounts payable affiliate	7,817	24,291
Accrued commissions	46,255	33,588
Accrued payroll and payroll taxes	1,601	2,631
Accrued income taxes	2,162	1,342
Other accrued liabilities	66	-
Due to affiliate	-	36,930
Total Liabilities	134,925	171,051
Stockholder's Equity:		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 40,521.829 and 36,828.815 shares at October 31, 2003 and 2002, respectively	405,218	368,288
Retained earnings	272,749	97,073
Total Stockholder's Equity	677,967	465,361
Total Liabilities and Stockholder's Equity	$ 812,892	$ 636,412

The accompanying notes are an integral part of these financial statements.

CASEY PROFESSIONAL SERVICES, INC.

Statements of Operations
Year Ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002

	2003	2002
Operating Revenue:		
Brokerage commissions	$ 2,423,839	$ 417,624
Operating Expenses:		
Directors' salaries	695,000	55,000
Salaries and commissions	631,575	92,733
Payroll taxes	80,276	14,034
Employee benefits	16,672	1,565
Floor brokerage	352,374	59,037
Administrative fees	30,000	5,000
Depreciation expense	32,898	5,406
Dues and subscriptions	89,146	9,423
Insurance	11,116	1,341
Business promotion	24,376	701
Telephone and utilities	33,068	3,540
Clearing firm fees and expenses	66,631	7,537
Transaction error expense	23,446	11,430
Bad debt expense	10,000	-
Donations	1,000	-
Meals and entertainment	15,926	1,635
Meetings and education	6,907	852
Postage and delivery	709	-
Regulatory fees	14,905	12,170
Professional fees	40,736	22,762
Rent	11,880	1,980
Repairs and maintenance	2,029	-
Travel	18,979	5,187
Office expenses	9,204	273
Business and local taxes	150	550
Parking and tolls	7,366	-
Equipment rental	18,076	7,053
Other expenses	3,258	-
	2,247,703	319,209
Income From Operations	176,136	98,415
Other Income:		
Interest income	857	-
Miscellaneous income	1,103	-
Total Other Income	1,960	-
Income Before Income Taxes	178,096	98,415
Income Tax Expense	2,420	1,342
Net Income	$ 175,676	$ 97,073

The accompanying notes are an integral part of these financial statements.

CASEY PROFESSIONAL SERVICES, INC.

Statements of Changes in Stockholder's Equity
Year Ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002

	Common Stock	Retained Earnings	Total
Balance at November 14, 2001	$ -	$ -	$ -
Capital Contributions	368,288		368,288
Net Income (Loss)		97,073	97,073
Balance at October 31, 2002	368,288	97,073	465,361
Capital Contributions	36,930		36,930
Net Income		175,676	175,676
Balance at October 31, 2003	$ 405,218	$ 272,749	$ 677,967

The accompanying notes are an integral
part of these financial statements.

CASEY PROFESSIONAL SERVICES, INC.

Statements of Cash Flows
Year Ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002

	2003	2002
Cash Flows From Operating Activities:		
Cash received from customers	$ 2,480,134	$ 71,726
Cash paid to suppliers and employees	(2,252,502)	(182,078)
Interest received	59	-
Income taxes paid	(1,600)	-
Net Cash Provided (Used) by Operating Activities	226,091	(110,352)
Cash Flow From Investing Activities:		
Purchase of equipment	(38,719)	(161,263)
Issue notes receivable - affiliate	(80,000)	-
Net Cash Used by Investing Activities	(118,719)	(161,263)
Cash Flow From Financing Activities:		
Proceeds from affiliate advances	-	36,930
Proceeds from stock issuance	-	368,288
Net Cash Provided by Financing Activities	-	405,218
Net Increase in Cash	107,372	133,603
Cash at Beginning of Year	133,603	-
Cash at End of Year	$ 240,975	$ 133,603

The accompanying notes are an integral part of these financial statements.

CASEY PROFESSIONAL SERVICES, INC.

Statements of Cash Flows (Continued)
Year Ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002

	2003	2002
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 175,676	$ 97,073
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	32,898	5,406
Allowance for doubtful accounts	10,000	-
(Increase) decrease in assets:		
Accounts receivable	55,192	(345,899)
Other receivable	(17,255)	-
Prepaid expenses	(30,426)	-
Accrued interest receivable	(798)	-
Deposits	-	(1,053)
Increase (decrease) in liabilities:		
Accounts payable	(11,719)	96,560
Accrued expenses	11,703	36,219
Income taxes payable	820	1,342
Net Cash Provided (Used) by Operating Activities	$ 226,091	$ (110,352)

Noncash transaction:
For the year ended October 31, 2003, the Company reclassified a balance due to its affiliate of $36,930 to common stock (see Note 7).

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Business Activities and Significant Accounting Policies:

Organization:

Casey Professional Services, Inc. (the "Company") was formed on November 14, 2001, registered as a broker-dealer July 30, 2002, with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation and wholly-owned subsidiary of Casey Securities, Inc. The Company is engaged in a single line of business as a securities broker-dealer, mainly providing investment management services to professional customers and prime brokers.

Commissions Revenue:

Brokerage commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts Receivable:

The Company maintains an allowance for doubtful accounts that is based on a review of outstanding receivables, historical collection information and existing economic conditions. Receivables over 30 days are considered past due. Past due receivables are written off based on specific circumstances of the customer, after review by management and staff.

Concentration of Credit Risk:

Cash: From time to time, the Company may maintain cash balances in a financial institution in excess of the FDIC insured limit.

Accounts Receivable: The Company's receivables are due from various hedge funds and prime brokers under contractual agreements.

Property and Equipment:

Property and equipment are recorded at cost. Repairs, maintenance and minor replacements are expensed as incurred. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are three to seven years for furniture, fixtures and office equipment.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Note 1 - Summary of Business Activities and Significant Accounting Policies: (Continued)

Income Taxes:

The Company has elected Qualified Subchapter S Subsidiary (QSub) status for federal and state income tax reporting purposes. Under these provisions, the Company does not file its own tax returns, or pay federal or state income taxes, although it is subject to minimum franchise tax plus QSub annual taxes to the state of California, as described in Note 6.

Cash Flows:

The Company presents its statement of cash flows using the direct method. For purposes of reporting cash flows, cash and cash equivalents include cash in banks and money market funds.

Note 2 - Accounts Receivable:

Accounts receivable at October 31 consists of the following:

	2003	2002
Accounts receivable	$ 290,275	$ 345,831
Allowance for doubtful accounts	(10,000)	-
	$ 280,275	$ 345,831

Note 3 - Property and Equipment:

Property and equipment is summarized as follows as of October 31:

	2003	2002
Office equipment	$ 198,165	$ 159,446
Office furniture	1,817	1,817
	199,982	161,263
Accumulated depreciation	(38,304)	(5,406)
	$ 161,678	$ 155,857

Note 4 - Common Stock:

The Company is authorized to issue 100,000 shares of no par value common stock. As of October 31, 2003 and 2002, shares issued and outstanding total 40,521.829 and 36,828.815, respectively. Casey Securities, Inc. (an S Corporation) owns 100% of the shares.

Note 5 - Employee Benefit Plan:

The Company has adopted a profit sharing plan which covers all employees who are over the age of 18 and have completed one year of service except those who are members of a collective bargaining unit or are nonresident aliens. The plan provides for discretionary matching and nonelective contributions by the Company as determined annually by the Board of Directors.

For the year ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002, the Company's matching contributions to the plan were $1,794 and $0, respectively.

Note 6 - Income Taxes:

The Company has elected Qualified Subchapter S Subsidiary status for federal and state income tax reporting purposes, in which the income taxes are reported on its parent company's income tax returns. Both the Company and its parent company have elected to become S Corporations for income tax purposes. As a Qualified Subchapter S Corporation, the Company's taxable income is passed directly through to the shareholders of its parent company and is included in their individual income. No federal corporate level tax is imposed on S Corporations; however, the State of California imposes a 1.5% rate subject to a minimum of $800 annually.

The provision for income taxes is based on earnings reported for the period, which is subject to the 1.5% state tax. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred taxable income and expense arises primarily from the different methods of calculating depreciation and differing recognition of accrued expenses between tax and financial reporting purposes. Deferred tax assets or liabilities associated with the 1.5% state tax rate are considered immaterial, and are not recognized.

Note 6 - Income Taxes: (Continued)

The components of income tax expense are as follows for the year ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002:

	2003	2002
Current tax expense:		
State taxes	$ 2,420	$ 1,342
	$ 2,420	$ 1,342

Note 7 - Related Parties:

The Company uses Casey Securities, Inc. (CSI), its parent company, to execute most of its options orders, and pays CSI for these services. For the year ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002, the Company paid CSI $125,918 and $18,145, respectively, for these services. These amounts are included in floor brokerage expense. At October 31, 2003 and 2002, the Company owed to CSI $7,817 and $24,291, respectively, for these services and reimbursement for any expenses paid by CSI on behalf of the Company. In addition, the Company occasionally executes option orders for CSI, and charges CSI a fee for these services. For the year ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002, the Company billed CSI $1,467 and $176, respectively, for these services. These amounts are included in brokerage commissions revenue. At October 31, 2003 and 2002, CSI owed the Company $432 and $68, respectively.

During the period ended October 31, 2002, CSI had advanced funds to the Company of $36,930 for operational expenses, which were considered an advance to be repaid to CSI. At October 31, 2002, this balance is included in liabilities. During the year ended October 31, 2003, this advance was reclassified as capital, and additional stock certificates were issued to CSI.

The Company subleases its office space from CSI for $990 per month. The term of the lease is for twelve months, beginning July 30, 2003, and automatically renews for an additional twelve months unless either party gives written notice of termination. For the year ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002, the Company paid CSI $11,880 and $1,980, respectively, for this lease.

Certain costs are shared between the Company and CSI. These costs are allocated based on the usage by each company.

Note 7 - Related Parties: (Continued)

The Company pays CSI a monthly fee of $2,500 for administrative and human resources compliance services provided by CSI. For the year ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002, the Company paid CSI $30,000 and $5,000, respectively, for these services.

At October 31, 2003, the Company had advanced CSI $80,000. The balance accrues interest at 8% per year. The total interest accrued at October 31, 2003 was $798. This advance was repaid in December 2003. The Company also advanced $150,000 subsequent to year-end, on November 15, 2003. This note accrues interest at 8% per year. On December 19, 2003, $75,000 was repaid on this note and the balance is scheduled to be repaid by January 31, 2004.

Note 8 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months of business and 15 to 1, thereafter. At October 31, 2003 and 2002, the Company had net capital of $180,018 and $39,737, respectively, which was $171,023 and $18,356, respectively, in excess of its respective required net capital of $8,995 and $21,381. The Company's net capital ratio was 0.75 to 1 at October 31, 2003 and 4.30 to 1 at October 31, 2002.

SUPPLEMENTAL INFORMATION

Year Ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002

CASEY PROFESSIONAL SERVICES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of October 31, 2003 and 2002

	2003	2002
Net Capital:		
Total stockholder's equity	$ 677,967	$ 465,361
Deduct stockholder's equity not allowable for net capital	-	-
Total Stockholder's Equity Qualified for Net Capital	677,967	465,361
Add: Allowable subordinated liabilities		
Other deductions or credits	-	-
Total Capital and Allowable Subordinated Liabilities	677,967	465,361
Deductions and/or charges:		
Nonallowable receivables	223,994	268,714
Note receivable from affiliate	80,798	-
Deposits and prepaid expenses	31,479	1,053
Property and equipment, net	161,678	155,857
Net Capital Before Haircuts on Securities Positions	180,018	39,737
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	-	-
Net Capital	$ 180,018	$ 39,737
Aggregate Indebtedness:		
Items included in statement of financial condition	$ 134,925	$ 171,051
Add: Items not included in statement of financial condition	-	-
Total Aggregate Indebtedness	$ 134,925	$ 171,051
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required	$ 8,995	$ 21,381
Excess net capital at 800%	$ -	$ 18,356
Excess net capital at 1500%	$ 171,023	$ -
Excess net capital at 1000%	$ 166,526	$ 22,632
Ratio: Aggregate indebtedness to net capital	0.75 to 1	4.30 to 1
Reconciliation with Company's Computation:		
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 146,810	N/A
Allowable receivables erroneously reported as nonallowable	23,349	
Audit adjustments to accounts payable and accrued liabilities	9,859	
Net Capital Per Above	$ 180,018	

CASEY PROFESSIONAL SERVICES, INC.

**Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of October 31, 2003 and 2002**

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

CASEY PROFESSIONAL SERVICES, INC.

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of October 31, 2003 and 2002

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

Eckhoff Accountancy Corporation

Empowered professionals meeting client challenges

145 North Redwood Drive
P.O. Box 6088
San Rafael, California 94903-0088
(415) 499-9400 · FAX (415) 499-1408
cpas@eckhoff.com

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
Casey Professional Services, Inc.

In planning and performing our audits of the financial statements of Casey Professional Services, Inc. for the year ended October 31, 2003 and from November 14, 2001 (date of inception) to October 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Eckhoff Accountancy Corporation

San Rafael, California
January 14, 2004